EXHIBIT 99.1

Medicenna to Participate in Upcoming December Investor Conferences

TORONTO and HOUSTON, Nov. 23, 2020 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or “the Company") (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that Fahar Merchant, Ph.D., President and Chief Executive Officer of Medicenna, will be participating in fireside chats and virtual 1x1 investor meetings at the Piper Sandler 32nd Annual Virtual Healthcare Conference and the Evercore ISI 3rd Annual HealthCONx Conference. See below for more details.

Piper Sandler 32nd Annual Virtual Healthcare Conference
Beginning today at 10:00 AM ET, a pre-recorded fireside chat with Dr. Merchant will be available for viewing anytime through December 3rd by accessing the recording library on the Piper Sandler conference site. The recording can also be accessed on the investor relations section of Medicenna’s website found here: https://ir.medicenna.com/news-and-events/events-and-presentations.

Company management will also be participating in virtual 1x1 meetings at the conference from December 1-3. Meetings can be requested exclusively via Piper Sandler.

Evercore ISI 3rd Annual HealthCONx Conference
Dr. Merchant will be participating in a fireside chat at 4:45 PM ET on December 1st. Company management will also be participating in virtual 1x1 meetings at the conference from December 1-3 and meetings can be requested exclusively via Evercore ISI.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines for the treatment of a broad range of cancers. Medicenna's long-acting IL2 Superkine asset, MDNA11, is a next-generation IL-2 with superior CD122 binding without CD25 affinity and therefore preferentially stimulates cancer killing effector T cells and NK cells when compared to competing IL-2 programs. It is anticipated that MDNA11 will be ready for the clinic in 2021. Medicenna's lead IL4 Empowered Superkine, MDNA55, has completed a Phase 2b clinical trial for rGBM, the most common and uniformly fatal form of brain cancer. MDNA55 has been studied in five clinical trials involving 132 subjects, including 112 adults with rGBM. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively. For more information, please visit www.medicenna.com.

Forward-Looking Statement
This news release contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes" and similar expressions. All statements other than statements of historical fact, included in this release, including the anticipated timing as to when MDNA11 will be ready for the clinic and the future plans and objectives of the Company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form of the Company dated May 14, 2020 and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect and that study results could change over time as the study is continuing to follow up all subjects and new data are continually being received which could materially change study results. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by Canadian and United States securities law.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com